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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                CDBEAT.COM, INC.
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                                (Name of Issuer)

                         COMMON STOCK ($.001 PAR VALUE)
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                         (TITLE OF CLASS OF SECURITIES)

                                    784495103
                        --------------------------------
                                 (CUSIP Number)

                              Kenneth R. Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
                                (212) 476 - 8362
                                ----------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 16, 1999
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             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /_/

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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CUSIP NO.
1        Name of Reporting Person           Dylan, LLC
         S.S. or I.R.S. Identification No.
         of Above Person
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2        Check the Appropriate Box if                       (a) / /
         a Member of a Group                                (b) /x/
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3        SEC Use Only
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4        Source of Funds                                     WC
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5         Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e) / /
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6        Citizenship or Place of Organization                Delaware
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                             7   Sole Voting Power           7,037,183 shares

                                 -----------------------------------------------

Number of Shares             8   Shared Voting Power         0
Beneficially Owned               -----------------------------------------------
Reporting Person With
                             9   Sole Dis ositive            7,037,183 shares
                                 -----------------------------------------------

                             10  Shared Dispositive Power    0
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11       Aggregate Amount Beneficially                       7,037,183 shares
         Owned By Each Reporting Person

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12        Check box if the aggregate Amount in Row (11) Excludes Certain Shares
                                                             / /
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13       Percent of Class Represented
          Amount in Row (11)                                 38.9%
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14       Type of Reporting Person                            CO


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Item 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which the statement on
Schedule 13D relates is the common stock, $.001 per share par value (the "Common Stock") of CDbeat.com, Inc., a Delaware corporation F/K/A SMD Group, Inc. (the "Company"). The principal executive offices of the Company are located at 444 Bedford Street, Suite 8s, Stamford, Connecticut 06901.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing (the "Filing Person") this Schedule 13D is Dylan, LLC ("Dylan"). Nancy J. Ellin ("Ellin") is the Managing Member of Dylan.

         (b) The business address of the Filing Person and Ellin is c/o Dylan, LLC 750 Lexington Avenue, New York, New York 10022.

         (c) To date, Dylan has not conducted any business other than in connection with the acquisition of Shares.

         (d) Neither the Filing Person nor Ellin has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Filing Person nor Ellin has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Dylan is a Delaware limited liability company and Ellin is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the exercise of the warrants at the Closing was working capital of Dylan.

Item 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Company's securities was to gain a substantial ownership position in the Company.

         The Filing Person has the following plans and proposals:

         (a) Not applicable.

         (b) On November 16, 1999, pursuant to that certain contribution agreement dated as of October 29, 1999, as amended (the "Contribution Agreement") by and among the Company, Atlantis Equities, Inc., a New York Corporation ("Atlantis"), Dylan, Cakewalk, LLC, a Delaware limited liability corporation ("Cakewalk"), and 32 Records, LLC, a wholly-owned

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         subsidiary of the Company and a Delaware limited liability company
         ("32 Records"), Cakewalk contributed substantially all of its assets and liabilities, as such terms are defined in the Contribution Agreement, to 32 Records in exchange for 8,307,785 Shares and the issuance of a stock purchase warrant representing the right to purchase 1,466,080 Shares to Eminent Financial International, LLC, a Delaware limited liability corporation holding a $5,500,000 royalty-backed promissory note issued by Cakewalk on June 29, 1999 (the "Closing"). Also upon the Closing, the stock purchase warrant issued to Atlantis on September 23, 1999 (the "Atlantis Warrant"), was amended and divided into two (2) separate warrants, both of which were simultaneously issued to and exercised by Atlantis and Dylan, respectively, resulting in the issuance to Atlantis for $100,000 of 781,909 Shares, and 762,064 options, exercisable at $2.50 each until December 31, 2000, and the issuance to Dylan for $900,000 of 7,037,183 Shares. In light of the fact that Nancy Ellin controls both Dylan and Atlantis, Dylan and Atlantis may be deemed a group. Atlantis has filed a separate Schedule 13D. Dylan and Atlantis disclaim that they are such a group and disclaim beneficial ownership of each other's Shares.

         (c) Not applicable.

         (d) Avi Kerbs resigned his position as a director of the Company effective October 28, 1999. Upon the Closing, Robert Miller ("Miller") was elected as a director of the Company. Pursuant to a voting agreement dated as of the Closing, if the Board of Directors is expanded to seven members, Dylan has the right to designate two representatives of the Board, and must consent to any expansion of the Board. Miller, a member of Cakewalk, has agreed to vote all shares beneficially owned by him in favor of the election of the Dylan designees, and Dylan has agreed to vote all shares owned by it in favor of Miller or his designee. The Dylan designees, if elected, shall be entitled to receive the same compensation as other non-management Board members of the Company.

         (e) It is the understanding of the Filing Person that pursuant to the Contribution Agreement, the Company will seek to increase its authorized Common Stock.

         (f) Not applicable

         (g) See section (e) above. In addition, the Company amended its by-laws in connection with the transaction described in Section 4(b) herein.

         (h) Not applicable.

         (i) Not applicable.

         (j) Not applicable.

         Dylan intends to review its investment in the Company from time to time and may increase such position or dispose of Shares.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

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         (a) Upon exercise of the warrants at the Closing, the Company issued to
         Dylan 7,037,183 shares, representing beneficial ownership of approximately 38.9% of the outstanding Common Stock of the Company. Together, Dylan and Atlantis hold beneficial ownership of an aggregate of approximately 47% of the Company.

         (b) Dylan has sole voting power, and the sole power to dispose of, 7,037,183 shares. Ellin has the sole power to direct the voting and disposition of the Shares owned by Dylan.

         (c) During the 60 days preceding the filing of this report, the only transaction involving Common Stock made by the Filing Persons was as described in Section 4(b) herein.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Voting Agreement dated November 16, 1999, between Dylan and Robert Miller, if the Board of Directors is expanded to seven members, Dylan has the right to designate two representatives of the Board, and must consent to any expansion of the Board. Robert Miller, a member of Cakewalk, has agreed to vote all shares beneficially owned by him in favor of the election of the Dylan designees, and Dylan has agreed to vote all shares owned by it in favor of Miller or his designee. The Dylan designees, if elected, shall be entitled to receive the same compensation as other non-management Board members of the Company

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1.Contribution Agreement dated October 29, 1999, as amended November 16, 1999.

         2.Voting Agreement between Robert Miller and Dylan, LLC.

         3.Warrant Amendment Agreement dated November 16, 1999 by and among the Company, Atlantis Equities, Inc., and Dylan, LLC.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:    November 24, 1999




                                           DYLAN, LLC


                                           By: /s/ Nancy J. Ellin
                                               -------------------------------
                                               Nancy J. Ellin, Managing Member



























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